Exhibit 99.1

Origin Agritech Limited Reports Second Quarter Unaudited Financial Results for Three Months ended March 31, 2011

Deferred Revenues and Advances from Customers Increases from RMB 734.72 million at Q2 2010 to RMB 744.66 million at Q2 2011

BEIJING--(BUSINESS WIRE)--May 19, 2011--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the second quarter ended March 31, 2011. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the second quarter of fiscal 2011, the Company generated revenues of RMB1.09 million (US$0.17 million), a decrease of 32.31% from RMB 1.60 million (US$0.24 million) generated in the three months ended March 31, 2010. The small amount of revenues this quarter is generated as a result of scrap sales. As a reminder, the majority of Origin’s revenues are recorded in the fiscal third quarter as a result of our revenue recognition policy. The goods already sold and shipped to customers can be seen as Deferred Revenue line on the balance sheet and the Advances from Customers records the advance cash receipts from customers this selling season.

Gross loss for the three months ended March 31, 2011 was RMB7.04 million (US$1.07 million) compared to RMB5.94 (US$0.87 million) in the same period of the prior year.

Total net operating expenses for the three months ended March 31, 2011 were RMB31.99 million (US$4.88 million) compared with RMB31.41 million (US$4.60 million) reported for the same period in 2010. Selling and marketing expenses were RMB7.71 million (US$1.18 million) for the second quarter of 2011, representing a decrease of 15.28% from RMB9.10 million (US$1.33 million) for the same period of the last year. General and administrative (“G&A”) expenses of RMB16.78 million (US$2.56 million) for the second quarter ended March 31, 2011, increased 13.17% from RMB14.83 million (US$2.17 million) for the three months ended March 31, 2010. Research and development (“R&D”) expenses increased by 30.8% to RMB9.80 million (US$1.49 million) for the three months ended March 31, 2011 from RMB7.49 million (US$1.10 million) for the same quarter last year. The increase in G&A expenses was in part due to the increase in non-cash charges this quarter, such as depreciation charges and fees related to stock option expense, as other major expenses within the G&A expenses category remained relatively flat. Meanwhile R&D expenses increased in line with our corporate goals of expansion of our biotechnology competencies in-house.

Operating loss for the second quarter of 2011 amounted to RMB39.02 million (US$5.95 million) compared with an operating loss of RMB37.36 million (US$5.47 million) for the same period in 2010.

Net loss for the second quarter of 2011 was RMB35.13 million (US$5.36 million), or RMB -1.36 (US$-0.21) per diluted share, as compared to a net loss of RMB30.98 million (US$4.54 million), or RMB -1.23 (US$-0.18) per diluted share in the same period one year ago.

BALANCE SHEET

Origin’s balance sheet at March 31, 2011 included cash and cash equivalents of RMB230.68 million (US$35.19 million), and shareholders' equity of RMB221.89 million (US$33.84 million). Short term borrowings decreased from RMB 216.90 million (US$ 31.77 million) at March 31, 2010 to RMB 20.00 million (US$ 3.05 million ) at March 31, 2011.

Deferred revenue was RMB443.56 million (US$ 67.65 million) at March 31, 2011 as compared to RMB464.31 million (US$ 68.02 million) at the same period-end date as of last year. This represents our orders received and shipped already for products this upcoming selling season.

The Company received advances from customers of RMB301.10 million (US$45.92 million) at March 31, 2011 period as compared to RMB270.41 million (US$39.61 million) at the quarter ended March 31, 2010. This represents our cash receipts for future orders.

FISCAL 2011 GUIDANCE

Based on its current outlook, and existing and anticipated business conditions, Origin reiterates the revenue guidance for FY 2011 in the range of RMB 600 million to RMB 650 million.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Three Months ended March 31,
	2010		2011
	RMB	US$	RMB	US$

Revenues	1,603	235	1,085	165
Cost of revenues	(7,546)	(1,105)	(8,124)	(1,239)

Gross loss	(5,943)	(870)	(7,039)	(1,074)

Operating expenses, net
Selling and marketing	(9,098)	(1,333)	(7,708)	(1,176)
General and administrative	(14,826)	(2,172)	(16,778)	(2,559)
Research and development	(7,490)	(1,097)	(9,797)	(1,494)
Other income, net	-	-	2,298	350

Total operating expenses, net	(31,414)	(4,602)	(31,985)	(4,879)

Loss from operations	(37,357)	(5,472)	(39,024)	(5,953)

Interest expense	(2,947)	(432)	(290)	(44)
Share of net income of equity investments	485	71	(492)	(75)
Interest income	332	49	197	30
Other income, net	7	1	-	-

Loss before income taxes	(39,480)	(5,783)	(39,609)	(6,042)
Income tax credit (expense)
Current	(66)	(10)	(2,521)	(385)
Deferred	8,564	1,254	7,001	1,068
Income tax expense	8,498	1,244	4,480	683

Net loss	(30,982)	(4,539)	(35,129)	(5,359)
Less: Net loss attributable to non-controlling interests	(2,781)	(407)	(3,404)	(519)

Net loss attributable to Origin Agritech Limited	(28,201)	(4,132)	(31,725)	(4,840)

Other comprehensive loss
Net loss	(30,982)	(4,539)	(35,129)	(5,359)
Foreign currency translation difference	16	2	559	72
Comprehensive loss	(30,966)	(4,537)	(34,570)	(5,287)
Less: Comprehensive loss attributable to non-controlling interests	(2,781)	(407)	(3,404)	(519)
Comprehensive loss attributable to Origin Agritech Limited	(28,185)	(4,130)	(31,166)	(4,768)

Net loss attributable to Origin Agritech Limited per share – basic	(1.23)	(0.18)	(1.36)	(0.21)

Net loss attributable to Origin Agritech Limited per share – diluted	(1.23)	(0.18)	(1.36)	(0.21)

Shares used in calculating basic net loss per share	23,013,692	23,013,692	23,313,970	23,313,970

Shares used in calculating diluted net loss per share	23,013,692	23,013,692	23,313,970	23,313,970

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	March 31,	September
	2010	30, 2010	March 31, 2011
	RMB	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	392,131	299,672	230,684	35,185
Accounts receivable, less allowance for doubtful amounts of RMB842 as of March 31, 2010, September 30, 2010 and March 31, 2011	9,256	10,048	12,793	1,951
Due from related parties	5,524	5,107	167	25
Advances to suppliers	10,383	3,986	6,265	956
Advances to growers	6,772	40,691	10,257	1,564
Inventories	492,833	283,174	569,639	86,883
Income tax recoverable	1,725	2,745	2,745	419
Other current assets	9,422	18,838	15,831	2,414
Total current assets	928,046	664,261	848,381	129,397

Land use rights, net	20,254	20,907	20,656	3,151
Plant and equipment, net	151,508	161,681	169,230	25,811
Equity investments	66,356	22,505	24,035	3,666
Goodwill	16,665	16,665	16,665	2,542
Acquired intangible assets, net	37,590	35,344	33,581	5,122
Deferred income tax assets	25,716	9,766	20,079	3,062
Other assets	3,853	3,882	10,741	1,638
Total assets	1,249,988	935,011	1,143,368	174,389

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	216,900	85,900	20,000	3,050
Accounts payable	23,232	8,960	14,828	2,262
Due to growers	598	42,186	6,644	1,013
Due to related parties	8,902	7,926	4,308	657
Advances from customers	270,413	348,797	301,096	45,924
Deferred revenues	464,309	23,111	443,560	67,653
Income tax payable	39,076	44,075	44,075	6,722
Other payables and accrued expenses	27,053	35,656	30,395	4,636
Total current liabilities	1,050,483	596,611	864,906	131,917

Other long-term liabilities	400	9,426	6,247	953
Total liabilities	1,050,883	606,037	871,153	132,870

Commitments and contingencies

UNAUDITED CONSOLIDATED BALANCE SHEETS - Continued
(In thousands, except share data)

	March 31,	September
	2010	30, 2010	March 31, 2011
	RMB	RMB	RMB	US$

Shareholders’ equity
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,779,768, 23,292,412 and 23,357,612 shares issued and outstanding as of March 31, 2010, September 30, 2010 and March 31, 2011 respectively	-	-	-	-
Additional paid-in capital	382,205	387,052	389,331	59,382
Retained earnings (deficit)	(180,633)	(76,454)	(129,966)	(19,823)
Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(29,377)	(4,481)
Accumulated other comprehensive loss	(10,380)	(9,336)	(8,099)	(1,235)
Total Origin Agritech Limited shareholders’ equity	161,815	271,885	221,889	33,843

Non-controlling interests	37,290	57,089	50,326	7,676
Total equity	199,105	328,974	272,215	41,519

Total liabilities and equity	1,249,988	935,011	1,143,368	174,389

CONTACT:
Origin Agritech Limited
Acting Chief Financial Officer
Irving Kau, 011.86.136.8108.0243
Irving.kau@originseed.com.cn